SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2005 (March 8, 2005)

Commission File Number: 0-15850

ANSELL LIMITED

(Translation of registrant’s name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

This Form 6-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected. Specifically, the ability of the Company to realize its ongoing commitment to increasing shareholder value through its ongoing restructuring, asset dispositions, strategic review and implementation, and cost cutting initiatives, may be affected by many factors including: uncertainties and contingencies such as economic conditions both in the world and in those areas where the Company has or will have substantial operations; foreign currency exchange rates; pricing pressures on products produced by its subsidiaries; growth prospects; positioning of its business segments; future productions output capacity; and the success of the Company’s business strategies, including further structural and operational changes, business dispositions, internal reorganizations, cost cutting, and consolidations.

Ansell Limited

Doug Tough – Chief Executive Officer

Agenda

1. Background

2. Geographic & Business Portfolio

3. Strategic Focus

4. Results

FORWARD-LOOKING STATEMENTS

This presentation contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 as amended, and information that is based on management’s beliefs as well as assumptions made by and information currently available to management. When used in this presentation, the words “anticipate,” “approach,” “begin,” believe,” “continue,” “expect,” “forecast,” “going forward,” “improved,” “likely,” “look forward,” “opportunity,” “outlook,” “plans,” “potential,” “proposal,” “should” and “would” and similar expressions are intended to identify forward-looking statements. These forward-looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company’s control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated or projected.

Background

Who is Ansell?

- A 100 year old company
- A world leader in healthcare barrier protection products and services
- Ansell is an Australian listed Company (ASX: ANN) with ADSs on US (NASDAQ)
- Market capitalization ~US$1.3 billion
- Sales of ~US$800 million and over 11,000 employees
- Statutory HQ in Australia, Operating HQ in the US, 85% of sales in Europe and N. America and most plants in Asia & Mexico.
- Operating currency is the USD
- Filings - Australian Statutory Report and SEC 20F
- Corporate website – www.ansell.com
- Ratings

Ratings	Long Term	Short Term	Outlook
Standard & Poor's	BB+	B	Stable
Moody's	Ba1	Not Prime	Stable

Life... is a risky business…

Infections Contamination Viruses & Bacteria Toxins Injuries

4.7m work related injuries & illnesses in USA in 2002. Cost $170b

Over 2 million people get infections in US hospitals each year; costing $5b.

Only 25% of sexually active people use condoms. Lifetime medical cost burden of 9 million new cases of STDs in USA in 2000 estimated at over $6b.

Food-borne diseases from improper handling, processing and transport caused over 5000 deaths; $5b - $6b in medical costs and lost productivity in USA alone

What is the solution?

The first line of defense is protection … A barrier as thin as .03 mm can save your life

… This is our business

A Global Leader

Estimated global market size and positions

Surgical Gloves Occupational Gloves (Synthetics) Market: ~US$0.6B» Market: ~US$2.1B» 2004 2004 #2 Ansell ~ 23% #1 Ansell ~19%

Exam Gloves (Excluding Consumer (Condoms) Occupational) Market: ~US$0.9B» Market: ~US$1.0B» 2003 2003 #3 Ansell ~11% #2 Ansell ~ 11%

Source: Nielsen, IMS, and internal estimates

Key Customers

Companies: industrial, auto, chemicals, food etc.

Hospitals/Medical Centres

Retail: food stores, drug stores, convenience stores, mass merchandisers

F’05 H1 Sales Analysis

Consumer Products (16%)

Professional Products (34%)

Occupational Products (50%)

Surgical Powdered 8%

Surgical Synthetic 2%

Surg Powder Free 9%

Synthetic Exam 4%

Powder Free Exam 8%

PWD Exam 2%

Diasposal 10%

Knitted 6%

HyFlex 9%

General Purpose -Other 9%

Chemical Resistant 7%

Clothig & Other 5%

Household Gloves 4%

Household Gloves 3%

Bid Condoms 4%

Retail Condoms 9%

Manufacturing Facilities

Ansell

Outsource US$75 M
- Powdered Exam
- Vinyl Exam
- Low Volume Items

Employees (F'05 H1)
- 84% in Asia
- 12% in Mexico
- 3% in North America
- 1% in Europe



Americas & UK
- Chemical Resistant
- General Purpose
- Specialty
- High spec knitted

India & Sri Lanka
- Standard & Premium Surgical
- Condoms
- Powder Free Exam
- General Purpose
- Chemical Resistant
- Critical Environment

Thailand
- Condoms
- Powder Free Exam
- Household gloves
- Synthetic Exam

Malaysia
- Premium Surgical
- Powder Free Exam
- Powdered Exam
- Household gloves

Ansell

Geographic and Business Portfolio

Ansell Regions – F’04

US$ M Americas Europe Asia Pac Total

Sales 387.0 285.2 119.7 791.9

% 49% 36% 15%

Segment EBITA 46.1 28.5 29.5 104.1

% 44% 27% 29%

Ansell Businesses – F’04

US$ M Occupational Professional Consumer Total

Sales 387.8 271.6 132.5 791.9

% 49% 34% 17%

Segment EBITA 52.8 28.7 22.6 104.1

% 51% 27% 22%

Ansell Occupational Business

US$M	F'03	F'04	F'05 H1	H1 Movement
Sales	366.5	387.8	198.9	+9%
Segment EBITA	36.9	52.8	29.5	+30%
EBITA/Sales	10.1%	13.6%	14.8%	+240 bp

Strategy:

- Continued concept of hand injury solutions
- Enhanced "value – added" business model program
- Continued emphasis on superior products
- Continued emphasis on lower cost plants and outsourcing
- Expand ergonomic technology advantage across product categories

Professional Business

US$ M F’03 F’04 F’05 H1 H1 Movement

Sales 265.5 271.6 134.2 +1%

Segment EBITA 31.6 28.7 15.4 +3%

EBITA/Sales 11.9% 10.6% 11.5% +20 bp

Strategy: Focused product improvements/upgrades US surgical market share recovery – building off 6 GPO contracts Expand Synthetic range (surgical)

Consumer Business

US$ M F’03 F’04 F’05 H1 H1 Movement

Sales 126.7 132.5 61.9 -7%

Segment EBITA 25.1 22.6 10.3 -17%

EBITA/Sales 19.8% 17.0% 16.6% - 190 bp

Strategy: Grow Branded Retail condom business Expand demand for unique foamlined household gloves –leveraging FHP partner reach Use capacity through public sector and private label supply New product development; gloves, condoms, lubricants

Strategic Focus

Strategic Evolution

From meeting multi-year EBITA commitments to advancing Ansell Growth Strategy for F’06 and Beyond

Methodology:

F’04 Base

Organic Growth

Geographic Focus

Technology

Bolt on Acqisitions

Strategic Initiatives

Go Forward

Continue Track Record of Performance Delivery, Total Shareholder Return

Solidify New Senior Team Re Culture/Accountability Expectations

Deliver Base Growth – Share/Value

Continue Occupational revitalisation

Restoration Plan for Professional/Consumer

Raise Team to Next Performance Level of Operational Excellence

Establish Platform for Future Growth among compelling opportunities

Organic

Geographical

External – Numerous avenues

Results

Performance Trends

US$ M F’03 F’04 F’05 H1 H1 Movement

Sales 758.7 791.9 395.0 +3%

Segment EBITA 93.6 104.1 55.2 +10%

Attributable Profits 29.3 50.4 31.7 +35%

Free Cash Flow 85.0 90.3 33.1 -15.0

EPS – US$ 15.7¢ 27. 9¢ 18.1¢ +42%

• Secure Earnings, Solid Growth

Delivering Total Shareholder Return

Track record of increasingly higher Profits and strong cash generation Dividends reintroduced for F’03 and steadily increased EPS and ROE more than doubled in last two years

F’03 TSR -11%

F’04 TSR 34%

F’05 H1 TSR 17%

10.5 10 9.5 9 8.5 8 7.5 7 6.5 6 5.5 5 4.5 4 3.5 3 2.5

1 July 02 31 Dec 02 30 June 03 31 Dec 03 30 June 04 31 Dec 04 28 Feb 05

10.5 10 9.5 9 8.5 8 7.5 7 6.5 6 5.5 5 4.5 4 3.5 3 2.5

YTD AUD +31%

AUD 7.70

YTD USD +48%

USD 5.38

$7.97

10.11

4,173

YTD ASX200+18% 3,534

Meeting Market Commitments

In 2002, we made a multi year Commitment to grow Segment EBITA 50% from F’01 – F’05:

US$ Forecast Actual Growth

F’02 >77 85 +10%

F’03 >92 94 +11%

F’04 >103 104 +11%

F’05 115*

*Forecast Confirmed, Company on track to achieve US$115M Segment EBITA

Evolved to driving growth (organically and via acquisition) while maintaining Total Shareholder Return focus

ANSELL LIMITED

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED (Registrant)

By:	/s/ DAVID M. GRAHAM
Name:	DAVID M. GRAHAM
Title:	GENERAL MANAGER – FINANCE & TREASURY

Date: March 8, 2005